SO
3/3/03

03012792

VF 2-28-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING
RECEIVED
FEB 26 2003
WASH. D.C. 165 SECTION

| SEC FILE NUMBER |
|---|
| 8- 50450 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Westrock Capital Management, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Old Turnpike Road
(No. and Street)

| Nanuet | NY | 10954 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RabindraN Bhattacharya (845) 735-7700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

| 515 Madison Avenue | New York | NY | 10022 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MAR 07 2003

## OATH OR AFFIRMATION

I, Rabindra N. Bhattacharya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westrock Capital Management, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Wendy L. Carriere
Notary Public, State of New York
01CA6000113
Qualified in Orange County
My Commission Expires Dec. 8, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTROCK CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2002

# WESTROCK CAPITAL MANAGEMENT, INC.
## TABLE OF CONTENTS
## DECEMBER 31, 2002

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Westrock Capital Management, Inc.

We have audited the accompanying statement of financial condition of Westrock Capital Management, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westrock Capital Management, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 14, 2003

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

## ASSETS

| | |
|---|---|
| **Current Assets** | |
| Cash and cash equivalents | $ 103,296 |
| Due from clearing broker | 21,862 |
| Securities owned at fair market value | 17,080 |
| Deposit held by broker | 50,000 |
| Other assets | 4,284 |
| Equipment, furniture and organizational cost, net of accumulated depreciation and amortization of $68,849 | 6,508 |
| Investment at cost | 24,000 |
| Total Current Assets | $ 227,030 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Liabilities** | |
| Accrued expenses and accounts payable | $ 7,077 |
| Borrowings under line of credit | 51,000 |
| Total Liabilities | 58,077 |
| **Stockholders' Equity** | |
| Capital stock - No par value, $250 stated value | |
| Authorized - 1,000 shares | |
| Issued and outstanding - 40 shares | 10,000 |
| Additional paid-in capital | 85,624 |
| Retained Earnings | 73,329 |
| Total Stockholders' Equity | 168,953 |
| Total Liabilities and Stockholders' Equity | $ 227,030 |

The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Revenues: | |
| Commissions and fees | $ 271,558 |
| Interest | 5,645 |
| Unrealized loss on firm investments | (106,964) |
| Total Revenues | 170,239 |
| Expenses: | |
| Clearing and regulatory charges | 64,758 |
| Payroll and related expenses | 65,938 |
| Other expenses | 101,110 |
| Total Expenses | 231,806 |
| Net Income Before Provision for Corporate Income Taxes | (61,567) |
| Corporate Income Taxes | - |
| Net Income | $ (61,567) |

The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

| | Stock At Stated Value | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, January 1, 2002 | $2,500 | $53,712 | $189,674 | $245,886 |
| Capital additions | 7,500 | 31,912 | - | 39,412 |
| Capital withdrawals | - | - | (54,778) | (54,778) |
| Net loss for period | - | - | (61,567) | (61,567) |
| Balance, December 31, 2002 | $10,000 | $85,624 | $73,329 | $168,953 |

The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net income | $ (61,567) |
| Adjustments to Net Income: | |
| Depreciation and amortization | 7,442 |
| Unrealized loss on firm investments | 106,964 |
| Changes in assets and liabilities: | |
| Due from broker | (2,960) |
| Other assets | 849 |
| Accrued expenses and accounts payable | (1,614) |
| Total Adjustments | 110,681 |
| Net Cash Provided by Operating Activities | 49,114 |
| Cash Flows From Investing Activities: | |
| Cash paid for equipment and furniture | - |
| Investment purchases | (135,713) |
| Cash Flows From Financing Activities: | |
| Capital withdrawals paid | (54,778) |
| Capital contributions | 39,412 |
| Loan payable | (49,000) |
| Net decrease in cash and cash equivalents | (150,965) |
| Cash and cash equivalents at December 31, 2001 | $ 304,261 |
| Cash and cash equivalents at December 31, 2002 | $ 153,296 |
| Supplemental Cash Flows Information: | |
| Interest paid | $ 9,116 |

The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

## Note 1 - Organization and Nature of Business:

Westrock Capital Management, Inc. (the Company), an S Corporation, was incorporated in the State of New York on July 1, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's operations primarily consist of securities transactions performed on an agency basis for customers.

## Note 2 - Summary of Significant Accounting Policies:

(a) Securities transactions, commissions and related clearing expenses are recorded in the accounts on a trade date basis.

(b) For purposes of the statement of cash flows the Company considers all highly liquid debt instruments with a maturity of three months or less to be a cash equivalent.

(c) The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fixed assets are recorded at cost and depreciated over their estimated useful lives using accelerated methods.

(e) Securities owned are carried at market value based on quoted market prices.

## Note 3 - Clearing Arrangement:

All customer transactions are cleared through other broker/dealers on a fully disclosed basis. As a result, payments by the customers of the Company are made directly to the clearing broker/dealer.

## Note 4 - Income Taxes:

The Company has elected to be treated as an "S" corporation for Federal and State income tax purposes. As a result, taxes on the corporation's earnings are not provided as they are the responsibility of the Company's owners.

Note 5 - Net Capital Requirements:

As a member of the National Association of Securities Dealers, Inc. the Company is subject to the net capital rule adopted and administered by the Association. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of December 31, 2002, the corporation's ratio of aggregate indebtedness to net capital was .44 to 1 and its net capital was $131,599 compared with minimum net capital required of $5,000.

Note 6 - Commitments and contingencies:

The company is committed to a lease of office space to an entity wholly owned by one of the Company's shareholders, including proportionate escalations of certain expenses, through February 2017. Minimum payments under the lease are as follows:

| | |
|---|---|
| 2003 | $ 36,000 |
| 2004 | 36,000 |
| 2005 | 36,000 |
| 2006 | 36,000 |
| 2007 | 36,000 |
| Thereafter | 360,000 |
| | $540,000 |

Note 7 - Pension Plan:

All full-time employees are covered under a pension profit-sharing plan. There was no expense associated with this plan for the year ended December 31, 2002.

Note 8 - Line of Credit:

The Company has an unsecured line of credit in the amount of $100,000. The line carries a variable rate of interest at the bank's prime rate plus 0.50%. The line is due on demand and accrued interest is paid monthly.

The interest rate on the line was 4.75% as of December 31, 2002 and interest expense for the year was $5,725.

Note 9 - Clearing Arrangement:

All customer transactions are cleared through other broker/dealers on a fully disclosed basis. As a result, payments by the customers of the Company are made directly to the clearing broker/dealer.

SCHEDULE I

# WESTROCK CAPITAL MANAGEMENT, INC.
## COMPUTATION OF NET CAPITAL
## DECEMBER 31, 2002

| | |
|---|---|
| Total stockholders' equity from statement of financial condition | $ 168,953 |
| Deductions and/or Charges: | |
| Total non-allowable assets from statement of financial condition | (34,792) |
| Haircuts on firm investments | (2,562) |
| Net Capital | $ 131,599 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
## DECEMBER 31, 2002

| | |
|---|---|
| Minimum net capital required on aggregate indebtedness | $ 3,871 |
| Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries | $ 5,000 |
| Net capital requirement (greater of the above) | $ 5,000 |
| Excess net capital | $ 126,599 |
| Excess net capital at 1000% | $ 125,791 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS
## DECEMBER 31, 2002

| | |
|---|---|
| Total A.I. liabilities from statement of financial condition | $ 58,077 |
| Ratio: Aggregate indebtedness to net capital | .44 to 1 |

SCHEDULE II

WESTROCK CAPITAL MANAGEMENT, INC.
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2002

An exemption from Rule 15c3-3 is claimed based on the exemptive provision (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

SCHEDULE III

RECONCILIATION OF NET CAPITAL RULE 15c3-1
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

There were no material adjustments from the fourth quarter Focus report as filed.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

Board of Directors
Westrock Capital Management, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Westrock Capital Management, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 14, 2003